FRED B. GREEN
FGREEN@BODMANLLP.COM
313-392-1056
BODMAN LLP
6TH FLOOR AT FORD FIELD
1901 ST. ANTOINE STREET
DETROIT, MICHIGAN 48226
313-393-7579 FAX
313-259-7777
April 25, 2008
Robert Bartelmes
Senior Financial Analyst
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Saga Communications, Inc. Form 10-K for the year ended December 31, 2007 Filed March 14, 2008 File No. 001-11588
Dear Mr. Bartelmes:
On behalf of Saga Communications, Inc. (“Saga”), this letter responds to your letter dated April 14, 2008. Saga understands that the purpose of the SEC’s review process is to assist Saga in its compliance with the applicable disclosure requirements and to enhance the overall disclosure in Saga’s filings. As disclosed below, Saga intends to comply with the SEC’s comments in future filings, as applicable.
For your convenience, Saga’s responses track the items identified in your letter and are set forth in italics.
Form 10-K for the year ended December 31, 2007
Management’s Discussion and Analysis ..., page 31
1.	Item 303(a)(3) of Regulation S-K requires that registrant describe any known trends that have had, or that the registrant reasonably expects will have, a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. In this regard, we note in the fifth paragraph on page 32 that four markets, when combined, represented approximately 75%, 64% and 60% of your consolidated operating income in fiscal years ended December 31, 2005, 2006 and 2007, respectively. In addition, although you disclose on page 36 that revenue from political advertising decreased in 2007 by approximately $2,475,000, you fail to provide any analysis regarding the potential impact that the presidential election advertising of 2008 could have on your results of operations. In future filings, please identify any known material trends, events,
DETROIT   |   TROY   |    ANN ARBOR   |   CHEBOYGAN   |   LANSING

Robert Bartelmes
April 25, 2008

demands, commitments and uncertainties and provide an assessment of whether these trends, events, demands, commitments and uncertainties will have, or are reasonably likely to have, a material impact on your liquidity, capital resources or results of operations. Refer to Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release No. 33-8350) available at http/www.sec.gov/rules/intcrp/33-8350.htm.
Saga intends, in future filings, to identify any known material trends, events, demands, commitments and uncertainties and to provide an assessment of whether these trends, events, demands, commitments and uncertainties will have, or are reasonably likely to have, a material impact on Saga’s liquidity, capital resources or results of operations.
2.	In future filings, please provide more detailed analysis of the reasons underlying identified material quantitative changes in operating measures from period to period. For example, in the final paragraph on page 36 you state that 2007 operating income declined by 7% but fail to adequately provide a thorough analysis of the underlying material causes for such decline. The analysis should address, if applicable, loss in competitive position and market share. In addition, with respect to each material change identified, state whether management believes that the change represents a trend and specify the actions management is taking to address the trend.
Saga agrees that it is required to provide detailed analysis of the reasons underlying identified material quantitative changes in operating measures from period to period, and always attempts to do so. In this connection, Saga believes that it has made comprehensive disclosure of the reasons underlying identified material quantitative changes in 2007 operating measures from those of 2006, including the decline in 2007 operating income. Operating income is primarily comprised of net operating revenue less station operating expense and corporate general and administrative expense. Saga discloses that 2007 consolidated net operating revenue increased by $1,077,000 or 1% over the 2006 consolidated net operating revenue. Saga explains that only $81,000 of this increase was attributable to stations it owned and operated for the entire comparable period (“same station”) revenues. The balance was attributable to new stations Saga owned and operated during 2007. Further, Saga disclosed that same station gross national and gross local revenue increased 3% and 1%, respectively, in 2007 as compared to 2006 even though there had been a decrease in same station gross political

Robert Bartelmes
April 25, 2008

revenue of approximately $2,475,000. Saga also discloses that operating expense increased $1,906,000 or 2% compared to 2006 station operating expense. Saga discloses that same station operating expense represents $1,280,000 of such increase, with the balance expenses from stations owned and operated in 2007. Further, Saga discloses that $1,143,000 of the $1,280,000 increase from same station operating expense related to Saga’s continued investment to retain its market share in additional advertising, promotion and selling expenses, including additional sales compensation. Saga also discloses that the corporate, general and administrative charges for 2007 increased $930,000 compared to 2006. Saga discloses the components of such increase, noting that $272,000 was from an increase in stock based compensation expense and $420,000 from the creation of the interactive media department. In addition, a de minimis component of operating income, namely other operating income, was also disclosed by Saga in that there was $312,000 of income in 2006 related primarily to business interruption proceeds recorded in Saga Springfield, Illinois market.
As noted, the 2007 operating income primarily is the result of the subtraction of station operating expense and corporate general and administrative expense from net operating revenue. All of the components making up operating income have already been explained in detail. Saga believes it would be duplicative to repeat the reasons for the decrease in operating income for 2007 compared to 2006.
Exhibit Index, page 85
3.	We note that you have not filed the May 2006 amendment to the credit agreement. Please amend your filing to include this amendment as an exhibit, including all schedules and exhibits. See Item 601(a)(4) of Regulation K.
Saga’s May 2006 amendment to its credit agreement was the second amendment to the credit agreement. Amendment no. 1 merely referenced a waiver by the lenders with respect to a non-notification that one of Saga’s subsidiaries had formed a Delaware limited liability company and had not notified the administrative agent thereof within a ten-day period. In addition, the interest margin for LIBOR and the Agent’s base rate was reduced. Finally, Section 7.8(c)(i) of the credit agreement was changed to increase the amount in dollars Saga was permitted to repurchase under its stock buyback program. None of these changes are deemed material by Saga.

Robert Bartelmes
April 25, 2008

Amendment no. 2, among other changes, amended amendment no. 1 by also reducing the interest margin for LIBOR and the Agent bank’s base rate, and, in addition, amendment no. 2 reduced the bank’s commitment fee percentage, increased the total revolving commitments to $200,000,000 and extended the maturity date of the revolving commitments to July 29, 2012. On March 31, 2006, the revolving commitments were reduced by $6,250,000 to $193,750,000. The amendment simply returns the amount of the revolving commitments by such $6,250,000 to $200,000,000. The maturity date extensions set forth in amendment no. 2 only extended the maturity dates for two years.
Saga still believes that neither amendment no. 1 nor amendment no. 2 is material but intends to file amendment no. 2 as an exhibit to its next Form 10-Q due to be filed with the SEC.
4.	We also note that exhibit 4(c), your Credit Agreement dated as of July 29, 2003, was filed without the schedules referenced in the agreement. It appears that some of the material terms of the agreement are contained in these schedules, for example the list of Revolving Commitments provided in Schedule 2.1. Please amend your filing to include a copy of this document with all material attachments.
Saga has again reviewed the schedules to its July 29. 2003 credit agreement and does not believe that any of the schedules referenced therein are material. The list of revolving commitments provided in Schedule 2.1 is simply a list of the lenders which made the loans and the amounts that each has agreed to take on. Such list changes as a result of mergers, acquisitions and assignments. Saga believes that the critical part of the credit agreement is the total amount of the revolving credits and certain of the terms and conditions with respect thereto, all of which are included in the credit agreement on file. In addition, Saga has conducted a review of credit agreements which have been filed with the SEC, and has found that it is only the rare occasion that a schedule disclosing a list of revolving commitments has been filed. Saga continues to believe that none of the schedules to the credit agreement, including Schedule 2.1, are material and that, accordingly, none are required to be filed.
As requested in your letter, Saga acknowledges that:
•	Saga is responsible for the adequacy and accuracy of the disclosure in the filings;

Robert Bartelmes
April 25, 2008

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Saga may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions concerning the foregoing, please do not hesitate to contact the undersigned.
Sincerely
/s/ Fred B. Green
Fred B. Green

cc:	Edward K. Christian, President and Chief Executive Officer Samuel D. Bush, Chief Financial Officer